                                 HOLLINGER INC.

              COURT CONFIRMS REALIGNMENT OF THE BOARD OF DIRECTORS


TORONTO, ONTARIO, CANADA, JULY 8, 2005 - HOLLINGER INC. (TSX: HLG.C; HLG.PR.B) Mr. Justice Colin Campbell of the Ontario Superior Court of Justice today approved a consent Order affecting the realignment of the Board of Directors of Hollinger Inc. For some time the Board of Hollinger and in particular its Chairman, Gordon W. Walker, QC, have been involved in discussions with various shareholder groups in order to achieve a satisfactory balance of representation on the Board. That has now been achieved and Mr. Justice Campbell has confirmed it today.

The new Board will increase from the current four to a total of seven members. Five new members will be added to the Board and two existing members will retire as a result of this restructuring. Currently the Board of Hollinger Inc. is composed of Paul A. Carroll, QC, President & CEO, Robert J. Metcalfe, Executive Vice President and COO, Allan Wakefield and Mr. Walker. Messrs. Carroll and Walker have signaled their intention to stand down from the Board in order to give effect to the restructuring.

The five new members coming onto the Board will be endorsed by Judge Campbell in the coming week and then will be elected to the Board. Their names will be identified early in the coming week. Each is a significant business person and well suited to the appointment.

Gordon Walker stated "as independent Board members, we can be satisfied that we have achieved a number of important milestones in the course of Hollinger's affairs, and we leave the Board in substantially better condition than when we were first appointed. It is financially secure, substantially improved in corporate governance and has made substantial headway in resolving matters with its subsidiary, Hollinger International Inc., and with various regulatory authorities, such as the SEC, the OSC, and the US Department of Justice."

Paul Carroll added "the Judge put us in the position of running the company for several months when he made his decision last November and we are satisfied that we have complied well with the mandate he gave us. As recently as June 8th, Justice Campbell was laudatory of our efforts, and we believe it is fair to say that he has offered no criticism of our work, in spite of a number of attempts by others to convince him otherwise."

The resolution of the outstanding matters, which will see the termination of litigation launched by shareholder groups, including the current Catalyst motions, will be quite significant to the company and will result in substantial savings in litigation costs.

Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.





Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com